UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2024 Interim Results dated 07 August 2024, prepared by WPP plc.

7 August 2024

2024 Interim Results

Sequential improvement in LFL growth in Q2. Strong progress against January 2024 strategic objectives and significant value unlocked from sale of majority stake in FGS Global. Full year LFL guidance now -1% to 0% reflecting macro pressures and weakness in China

Key figures (£m)	H1 2024	‘+/(-) % reported[1]	‘+/(-) % LFL[2]	H1 2023

Revenue	7,227	0.1	2.6	7,221
Revenue less pass-through costs	5,599	(3.6)	(1.0)	5,811

Reported:
Operating profit	423	38.2		306
Operating profit margin[3]	5.9%	1.7pt		4.2%
Diluted EPS (p)	18.8	82.5		10.3
Dividends per share (p)	15.0	0.0		15.0

Headline[4]:
Operating profit	646	(3.0)	0.5	666
Operating profit margin	11.5%	0.0pt	0.1pt	11.5%
Diluted EPS (p)	30.9	(6.6)		33.1

H1 and Q2 highlights

•H1 reported revenue +0.1%, LFL revenue +2.6%. H1 revenue less pass-through costs -3.6%, LFL revenue less pass-through costs -1.0%
•Q2 LFL revenue less pass-through costs -0.5%, with North America +2.0% and Western Continental Europe +0.3%, offset by the UK -5.3% and Rest of World -2.2%, with growth in India +9.1% offset by a decline in China -24.2%
•Global Integrated Agencies Q2 LFL revenue less pass-through costs fell 0.6% with GroupM growing 1.4%, offset by a 2.4% decline at integrated creative agencies
•Top ten clients5 grew 2.5% in H1. CPG, TME6 and automotive client sectors grew well in Q2. Technology client sector stabilising, with a decline of 1.0% LFL in Q2, an improvement from Q1’s -9.0%. Healthcare and retail sectors impacted by 2023 client losses
•Strong
progress on strategic initiatives with new products and solutions launched within WPP Open, our AI-powered marketing operating system, and Burson, GroupM and VML on track to deliver targeted savings
•Agreement to sell WPP’s majority stake in FGS Global to KKR at an enterprise valuation of $1.7bn, generating total cash proceeds to WPP of c.[£604m7] after tax. Proceeds will be used to reduce leverage, implying pro-forma average net debt to EBITDA of c.1.60x8, comfortably within the range of 1.50-1.75x
•H1 headline operating profit £646m. Headline operating margin of 11.5% (H1 2023: 11.5%), up 0.1pt LFL, reflecting disciplined cost management as we continue to invest in our proposition. H1 reported operating profit £423m up 38.2%, reflecting the above factors and lower restructuring costs of £153m (H1 2023: £267m)
•$1.7bn net new billings9 (H1 2023: $2.0bn), with Q2 net new billings $0.9bn (Q2 2023: $0.5bn). New client wins included assignments for AstraZeneca, Colgate-Palmolive, J&J and Government of Canada
•Adjusted net debt as at 30 June 2024 £3.4bn down £0.1bn year-on-year
•Interim dividend of 15.0p declared (2023: 15.0p)

Mark Read, Chief Executive Officer of WPP, said:

“At our Capital Markets Day earlier this year we set out our strategy to build on and improve the competitiveness of WPP’s offer. I am very pleased with the progress we have made in the past six months against each of our strategic objectives, particularly our continued investment in AI, the creation of VML and Burson, and the simplification of GroupM. We are strengthening our offer for clients while building a more efficient company.
“Our second quarter performance delivered sequential improvement in net sales10 with continued growth in GroupM, Ogilvy and Hogarth and sequential improvement at Burson, VML and our Specialist Agencies. Importantly, we also saw North America return to growth in the second quarter. That said, we have seen pressure in China and in our project-related businesses which, together with an uncertain macro environment, has led us to moderate our expectations for the full-year.
“The sale of our stake in FGS Global is an excellent outcome less than four years after its creation from three separate businesses within WPP. It will allow us to focus and invest in our core creative transformation offer while significantly strengthening our financial position.

“As a team, our priority continues to be improving our competitiveness by delivering a modern, global, creative and integrated offer for our clients. The steps we have taken since January to integrate our offer, bring in new talent and invest in AI represent strong progress towards delivering on our medium-term financial targets and to shareholders.”

This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

For further information:
Media		Investors and analysts
Chris Wade	+44 20 7282 4600	Tom Waldron	+44 7788 695864
		Anthony Hamilton	+44 7464 532903
Richard Oldworth	+44 7710 130 634	Caitlin Holt	+44 7392 280178
Burson Buchanan	+44 20 7466 5000
irteam@wpp.com
press@wpp.com		wpp.com/investors

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
3. Reported operating profit divided by revenue (including pass-through costs).
4. In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group's results. Details of how these have been arrived at are shown in Appendix 4.
5. Top 10 clients by revenue less pass-through costs in H1 2023. Growth rate includes the impact of a client loss in the healthcare sector.
6. Telecommunications, Media and Entertainment.
7. Comprising £557m consideration (after tax) for WPP's c.50% stake as well as a net £47m inflow for the repayment of a loan from WPP to FGS, less FGS's cash on balance sheet.
8. Pro-forma average adjusted net debt to headline EBITDA (last 12 months) (including depreciation of right-of-use assets) of c.1.60x, versus WPP's average adjusted net debt to headline EBITDA (last 12 months) (including depreciation of right-of-use assets) of c.1.84x at 30 June 2024. Calculated by reducing WPP's average adjusted net debt over the last twelve months by the expected cash proceeds after tax of c.£604m and reducing headline EBITDA by FGS's headline EBITDA contribution.
9. As defined in the glossary on page 45.
10. "Net sales" refers to revenues less pass-through costs.

Strategic progress

At our Capital Markets Day in January 2024, we announced the next phase of our strategy – ‘Innovating to Lead’ – to improve our competitive performance, embrace the opportunities of AI, data and technology and drive financial returns; and we have continued to make strong progress against each of our four strategic pillars.

Lead through AI, data and technology

It’s clear that AI is going to fundamentally change the way in which our clients reach consumers, the way in which we deliver and produce work and the way in which we operate as a company. While it is undoubtedly early days in the application of AI to marketing, we can see enough already to know that its impact will be significant.

At our Capital Markets Day, we laid out our plans to embrace AI and invest in the technology and data that is required. WPP Open, our intelligent marketing operating system powered by AI, is a critical component of our strategy, enabling us to use AI in how we work. But it is also important to understand that this is only one part of our strategy. We also need to train and upskill our teams, engage with our clients and create new, AI-driven experiences.

We have continued to invest in WPP Open as part of our annual investment of £250m in AI-driven technology. We have developed new functionality and integrated new AI models and as a result, have seen growing adoption and usage across WPP and by our clients.

Since the start of the year, we are seeing monthly active users up 74%, LLM usage up 177% and image generation up 241%. We are also seeing growing adoption by clients, with key clients using the platform including Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company. In particular, clients are seeing significant value in using WPP Open to streamline how they work with WPP, using the workflow elements of the platform to standardise processes.

Functionality and Model Integration

WPP Open is a single marketing operating system that powers all of WPP’s businesses. The core Studios – Creative, Production, Media, Experience, Commerce and PR – are designed to support key functional areas with AI-powered applications in a way that allows for integrated ways of working across the company.

WPP Open’s Creative Studio gained further functionality to support our strategy and creative teams. In May, we announced a collaboration to integrate Anthropic’s Claude AI model family using Amazon Bedrock, a fully managed service from Amazon Web Services (‘AWS’), and in June, WPP and IBM announced WPP Open B2B, powered by watsonx, bringing together IBM’s generative AI technology and consulting capabilities with WPP’s industry expertise to deliver higher conversion rates and lower costs for B2B marketers.

WPP Open’s Media Studio was deployed more broadly to clients in the first half with an end-to-end workflow solution accessing GroupM’s scale, and Choreograph data and technology. It enables the automation of complex media decisions, choosing from thousands of AI-powered strategies and leveraging 2.3 trillion AI-evaluated impressions to build unique audiences and activate and measure campaigns across a full range of channels.

Media Studio provides access to Choreograph’s global data graph that enables intelligent activation across more than 73 markets and 5 billion consumer profiles. That includes access to AmeriLINK, our data asset in the US, containing 10,000 attributes on more than 300 million addressable individuals, with particular strength in data on consumer health and age. We are able to further contextualise and enrich that data graph with data that we generate from planning, optimisation and campaigns across GroupM.

We launched our upgraded Performance Brain™ at Google Cloud Next in April, allowing us to predict creative effectiveness before the first media impression is served, allowing clients to improve the ROI on their media and creative investments.

We also announced the integration into Media Studio of services from Incremental, a leading provider of neutral retail media solutions, incorporating their retail media forecasting, planning and measurement capabilities, and from Shalion, a retail intelligence leader, integrating their advanced retail media, digital shelf analytics, and unified market intelligence across 18 markets and more than 5,000 retailer and category combinations.

In June, we launched Production Studio, an AI-enabled, end-to-end production application. Production Studio is based on our multi-year partnership with NVIDIA, allowing us to develop industry-first solutions that provide the brand and product fidelity and the design control needed in developing advertising content.

In July, at SIGGRAPH, the annual computer graphics conference, we unveiled the next phase of our partnership with NVIDIA – using new NVIDIA NIM microservices and Shutterstock’s 3D asset library to create brand-compliant generative 3D landscapes and worlds. The Coca-Cola Company will be one of the first of WPP’s clients to begin scaling the opportunities of generative 3D across its 100 markets. WPP has also been working with Ford to build physically accurate, real-time digital twins of its vehicles to create car configurators that customers can explore and adapt according to their needs.

Our Work with Clients

Not only is AI enabling us to innovate in how we work with clients and to produce work in new ways, it’s also allowing us to develop new ground-breaking consumer experiences for our clients. We continue to lead the way in demonstrating the power of the technology to build more relevant and personalised experiences for our clients.

Some examples include:

•Mars’ Snickers Own Goal from T&Pm: Powered by AI technology from ElevenLabs, Synclabs and Open AI, this application uses a personalised AI José Mourinho to humorously coach fans out of their “own goals”. By generating custom video responses for fans' mistakes, this campaign leverages AI to create unique, shareable content and engage fans in a new, interactive way. The application is integrated with WhatsApp for social sharing and co-created with agency Helo.
•Coke SoundZ for The Coca-Cola Company by WPP Open X, led by AKQA: An AI-powered instrument creating uplifting tunes from Coca-Cola's iconic sounds. This innovative auditory branding engages consumers through sound psychology, featuring both digital and physical versions. Collaborations with artists like Marshmello have amplified its impact, reinforcing Coca-Cola's leadership in innovative marketing and delivering more than 500 million impressions globally.
•Mondelēz’s Bournvita D For Dreams by Ogilvy and Wavemaker: Uses advanced AI technology to offer children personalised cricket training from legend Rahul Dravid. The AI tool tracks kids' time spent in the sun, translating it into virtual coaching sessions, and so promoting Vitamin D intake. The campaign combines AI-driven interactive experiences with the nutritional benefits of Bournvita, encouraging outdoor activity and health awareness.

Accelerate growth through the power of creative transformation

Creativity is what sets WPP apart, and when combined with AI, technology, data and the largest global media platform, we have an unparalleled integrated offer to clients.

That offer is resonating well, as reflected in growth across our largest clients. The first half of the year saw expansion in scope for many top clients, with wins including media assignments for Nestlé and Colgate-Palmolive’s decision to name WPP as its Amazon agency of record for Europe.

We continue to win industry recognition for our creative excellence. In June, the Cannes Lions International Festival of Creativity named WPP as ‘Creative Company of the Year’ for 2024, with Ogilvy taking home ‘Creative Network of the Year’. WPP agencies collected a total of 160 Lions, including a Titanium, 6 Grand Prix, 27 Gold, 43 Silver and 83 Bronze Lions.

The Coca-Cola Company, whose global marketing partner is WPP Open X, was named ‘Creative Brand of the Year’ for the first time in its history. This follows the announcement in May that Unilever, one of WPP’s largest clients, was named ‘Creative Marketer of the Year’ for 2024, thanks in part to work from WPP agencies on its brands.

WPP's media agencies EssenceMediacom, Mindshare and Wavemaker also made a very strong showing at the festival, with GroupM ending the week as the industry’s leading media group with 90 Lions, up from 59 last year.

In addition, WPP's agencies won the most awards at this year’s Clio Health competition in June, with a total of more than 50 awards across Grand, Gold, Silver, and Bronze categories, further solidifying WPP’s position as a leader in health marketing and communications.

Build world-class, market-leading brands

We have made excellent progress towards building stronger world-class brands.

VML launched in January 2024 and, by the end of the first-half, the integration of VMLY&R and Wunderman Thompson was broadly complete. VML played a key role in recent client assignment wins, including AstraZeneca, Colgate-Palmolive and Perrigo.

The new Burson agency launched in June, with the new leadership team in place globally and in most markets around the world. As a further simplification of our offer, Buchanan Communications joined Burson under the brand Burson Buchanan with the intention to expand its offer into the United States.

The GroupM simplification initiative also progressed well in the first half. We made good progress on the structural cost actions, with GroupM operating as one entity in markets around the world. As part of this, we have launched Media Studio, a key component of WPP Open, bringing together key media tools and simplifying our go-to-market proposition. Execution of the plan will continue through the second half with all related cost actions due to be complete in 2024.

In July, WPP announced the appointment of Brian Lesser as the new Global CEO of GroupM, succeeding Christian Juhl, who will be moving to a new role within WPP. Brian is a leading industry figure with a track record of creating addressable advertising products and technology. He previously spent 10 years with WPP, joining with the acquisition of 24/7 Real Media in 2007, and most recently serving as CEO of GroupM in North America from 2015 to 2017.

In the final COMvergence report for 2023, GroupM remained the largest media planning and buying agency by some distance with leading positions in key global markets such as China, India, Japan, Germany and the UK, and an unchanged #2 position in the US.

GroupM continues to invest in retail media initiatives around the world, and of particular note is its partnership with Tesco to create a Media and Insight Platform, powered by dunnhumby, to deliver best-in-class delivery of data-led solutions, education and innovation across all areas of retail media in the UK.

We have a strong pipeline of new business in media, and while our new business performance at GroupM in North America was below our expectations in the first half of the year, we expect that the actions that we are taking will see an improvement in our competitive performance and success rate.

Execute efficiently to drive financial returns through margin and cash

As well as the structural cost savings relating to the initiatives above, we are making good progress in our back-office efficiency programme across enterprise IT, finance, procurement and real estate.

In enterprise IT, we successfully rolled out Maconomy in certain markets in EMEA and South America in the first half. Our cloud migration continued to deliver benefits as we migrate workloads to the cloud and decommission legacy equipment and capacity.

Across IT and Finance, we continue to optimise our finance shared service centres, including migrating teams from VML in North America and Brazil, and WPP HQ.

Our category-led procurement model continues to consolidate spend by sub-category to drive further savings. We are digitalising our source-to-contract processes, enabling further automation as we consolidate our ERP landscape.

In real estate, our ongoing campus programme and consolidation of leases continues to deliver benefits. Several new campus openings are planned for the second half of 2024, including WPP’s third London campus.

We have also opened a new operations and delivery hub in Wuxi, Jiangsu as part of an ongoing optimisation of our cost base in China.

Purpose and ESG

WPP’s purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. Read more on the ways WPP is working to deliver against its purpose in our 2023 Sustainability Report.

First half overview
Revenue was £7.2bn, up 0.1% from £7.2bn in H1 2023, and up 2.6% like-for-like. Revenue less pass-through costs was £5.6bn, down 3.6% from £5.8bn in H1 2023, and down 1.0% like-for-like.

	Q2 2024 £m	% reported	% M&A	% FX	% LFL
Revenue	3,815	1.4	0.3	(2.0)	3.1
Revenue less pass-through costs	2,912	(2.3)	0.1	(1.9)	(0.5)

	H1 2024 £m	% reported	% M&A	% FX	% LFL
Revenue	7,227	0.1	0.5	(3.0)	2.6
Revenue less pass-through costs	5,599	(3.6)	0.3	(2.9)	(1.0)

Segmental review
Business segments - revenue less pass-through costs

% LFL +/(-)	Global Integrated Agencies	Public Relations	Specialist Agencies
Q2 2024	(0.6)	1.5	(2.0)
H1 2024	(0.7)	(0.9)	(4.7)

Global Integrated Agencies: GroupM, our media planning and buying business, grew 1.9% in H1 (Q2: +1.4%), offset by a 2.8% decline at other Global Integrated Agencies (Q2: -2.4%).

GroupM growth continues to be impacted by 2023 client assignment losses, which have been partially offset by wins including Nestlé. Q2 growth of 1.4% slowed sequentially from 2.4% in Q1 as an acceleration to mid-single digit growth in the US was more than offset by weaker second quarter trends in Germany, which was lapping a strong quarter last year, and in China which has been impacted by client losses and a challenging macro environment.

Ogilvy’s performance benefited from recent new business wins, including Verizon, good growth in CPG clients and stabilisation of spending by technology clients in Q2. Hogarth grew well, benefiting from new business wins and growing demand for its technology and AI-driven capabilities, as clients seek to produce more personalised and addressable content. VML continued to be impacted by the loss of Pfizer creative assignments, but saw sequential improvement in Q2, benefiting from recent new business wins and stabilisation of spending by technology clients. AKQA was impacted by delays in project-related spend.

Public Relations: FGS Global continued to grow strongly in H1 2024, offset by declines at Burson due to the loss of Pfizer assignments and the impact of macroeconomic uncertainty on some areas of client spending.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, grew well, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be adversely affected by more cautious client spending and delays in project-based spending.

Regional segments - revenue less pass-through costs

% LFL +/(-)	North America	United Kingdom	Western Continental Europe	Rest of World
Q2 2024	2.0	(5.3)	0.3	(2.2)
H1 2024	(1.6)	(2.6)	1.7	(1.4)

North America declined by 1.6% in H1 2024, reflecting lower revenues from technology clients and in the retail and healthcare sectors, reflecting 2023 client losses. This was partially offset by growth in CPG, telecommunications and automotive. Within the half, Q2 growth of 2.0% showed a marked sequential improvement, (Q1: -5.2%) driven by GroupM and as technology client spend began to stabilise against easier comparisons.

United Kingdom declined 2.6% in H1, reflecting a strong comparator (H1 2023: +8.2%). Ogilvy, GroupM and Hogarth grew in H1, offset by declines in other agencies due to delays in project-based spending.

In Western Continental Europe, Germany declined 4.8%, reflecting the impact of macroeconomic pressures and delays to project-related spend, offset by good growth in Spain and France as new clients were onboarded.

The Rest of World declined in H1 2024 as good growth in India (+8.1%) was offset by a decline of 20.3% in China on client assignment losses and persistent macroeconomic pressures impacting both our media and creative businesses.

We appointed a new President of WPP China in February who is working closely with the local CEOs of each of our agencies, including the new senior leadership team at GroupM, to bring together the best of our talent and capabilities in China and build on our leading market position. While we expect performance to continue to be challenging in the second half of 2024, we are confident these actions will strengthen our business in what is an important strategic market for WPP.

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q2 2024	2.6	(5.3)	(7.4)	(24.2)	9.1
H1 2024	(1.4)	(2.6)	(4.8)	(20.3)	8.1

Client sector review - revenue less pass-through costs

	Q2 2024	H1 2024	H1 2024
	% LFL +/(-)	% LFL +/(-)	% share, revenue less pass-through costs[11]
CPG	5.1	7.2	28.3
Tech & Digital Services	(1.0)	(5.1)	17.2
Healthcare & Pharma	(9.7)	(9.0)	11.4
Automotive	3.6	1.5	10.4
Retail	(10.7)	(9.9)	8.8
Telecom, Media & Entertainment	5.1	5.9	6.8
Financial Services	1.9	0.5	6.2
Other	(15.7)	(15.3)	4.8
Travel & Leisure	1.9	3.0	3.7
Government, Public Sector & Non-profit	(7.6)	(7.2)	2.4

11. Proportion of WPP revenue less pass-through costs in H1 2024; table made up of clients representing 78% of WPP total revenue less pass-through costs.

Financial results

Unaudited headline income statement12:

	Analysis of cash flows
£ million	H1 2024	H1 2023	+/(-) % reported	+/(-) % LFL

Revenue	7,227	7,221	0.1	2.6
Revenue less pass-through costs	5,599	5,811	(3.6)	(1.0)
Operating profit	646	666	(3.0)	0.5
Operating profit margin %	11.5%	11.5%	–	0.1pt*
Income from associates	15	8	87.5
PBIT	661	674	(1.9)
Net finance costs	(136)	(128)	(6.3)
Profit before taxation	525	546	(3.8)
Tax	(146)	(148)	1.4
Profit after taxation	379	398	(4.8)
Non-controlling interests	(41)	(37)	(10.8)
Profit attributable to shareholders	338	361	(6.4)
Diluted EPS	30.9p	33.1p	(6.6)

Reported:
Revenue	7,227	7,221	0.1
Operating profit	423	306	38.2
Profit before taxation	338	204	65.7
Diluted EPS	18.8p	10.3p	82.5
*margin points

12 Non-GAAP measures in this table are reconciled in Appendix 4.

Operating profit

Headline operating profit was £646m (H1 2023: £666m), at a headline operating profit margin of 11.5% (H1 2023: 11.5%), 0.1 points higher than the prior period on a constant currency basis. This reflects the decline in revenue less pass-through costs, cost inflation and investment for future growth, partially offset by continued cost discipline and restructuring initiatives.

Total headline operating costs were down 3.7%, to £4,953m (H1 2023: £5,145m). Staff costs (excluding incentives) of £3,837m were down 3.3% compared to the prior period (H1 2023: £3,969m), reflecting higher wage inflation offset by lower headcount as a result of the actions we have taken to mitigate the top-line decline in H1 and our restructuring initiatives. Incentives of £148m were down 14.0% compared to the prior period (H1 2023: £172m) due to phasing relating to the weighting of business performance through the year against annual incentive targets.

Establishment costs of £242m were down 11.1% compared to the prior period (H1 2023: £272m) driven by benefits from the campus programme and consolidation of leases. IT costs of £341m were down 2.6%, personal costs of £103m were down 8.0% driven by savings in travel and entertainment, and other operating expenses of £282m were up 4.4% driven by higher commercial costs.
On a like-for-like basis, the average number of people in the Group in the first half was 113,000 compared to 115,000 in the first half of 2023. The total number of people as at 30 June 2024 was 111,000 compared to 114,000 as at 30 June 2023.

Headline EBITDA (including IFRS 16 depreciation) for the period was down 1.4% to £756m (H1 2023: £767m).

Reported operating profit was £423m (H1 2023: £306m) at a reported operating profit margin of 5.9% (H1 2023: 4.2%). Reported operating profit includes restructuring costs of £153m (H1 2023: £267m), amortisation and impairment of acquired intangible assets and impairment of investments in associates of £80m (H1 2023: £100m, including £53m of goodwill impairment).

The restructuring and transformation costs (£153m) relate to actions set out at the January Capital Markets Day, primarily the structural cost saving plan relating to the creation of VML and Burson and the simplification of GroupM (£72m). These structural savings are to deliver annualised net cost savings of c.£125m in 2025, with more than 50% of that saving now expected to be achieved in 2024 (ahead of the original plan of 40-50%) and an associated restructuring cost of c.£125m in 2024. Also included within restructuring and transformation costs are the Group’s IT transformation projects (£47m) and property costs associated with impairments prior to 2024 (£22m).

Net finance costs

Headline net finance costs of £136m were up 6.3% compared to the prior period (H1 2023: £128m), primarily due to the impact of refinancing bonds at higher rates.

Reported net finance costs were £101m (H1 2023: £103m), including net income of £35m (H1 2023: net income £25m) relating to the revaluation and retranslation of financial instruments.

Tax

The headline effective tax rate (based on headline profit before tax) was 28.0% (H1 2023: 27.0%). The increase in the headline effective tax rate is driven by changes in tax rates or tax bases in the markets in which we operate. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

The reported effective tax rate was 27.2% (H1 2023: 26.9%). The reported effective tax rate is lower than the headline effective tax rate due to gains on disposal of investments and subsidiaries not being taxable.

Earnings per share (“EPS”) and dividend

Headline diluted EPS was 30.9p (H1 2023: 33.1p), a decrease of 6.6% due to lower headline operating profit (which includes an adverse FX impact which reduced headline diluted EPS by 1.5 pence) higher headline net finance costs and a higher headline effective tax rate.

Reported diluted EPS was 18.8p (H1 2023: 10.3p), an increase of 82.5% due to higher reported operating profit.

For 2024, the Board is declaring an interim dividend of 15.0p (2023: 15.0p). The record date for the interim dividend is 11 October 2024, and the dividend will be payable on 1 November 2024.

Cash flow13

Six months ended (£ million)	30 June 2024	30 June 2023
Headline operating profit	646	666
Income from associates	15	8
Depreciation of property, plant and equipment	81	84
Amortisation of other intangibles	14	9
Depreciation of right-of-use assets	110	129
Headline EBITDA	866	896
Less: income from associates	(15)	(8)
Repayment of lease liabilities and related interest	(187)	(184)
Non-cash compensation	56	76
Non-headline cash costs (including restructuring cost)	(144)	(114)
Capex	(107)	(104)
Working capital	(1,056)	(1,044)
Adjusted operating cash flow	(587)	(482)
% conversion of Headline operating profit	(91)%	(72)%
Dividends (to minorities)/ from associates	(16)	(42)
Earnout payments	(25)	(12)
Net interest	(49)	(48)
Cash tax	(168)	(171)
Adjusted free cash flow	(845)	(755)
Disposal proceeds	33	14
Net initial acquisition payments	(29)	(203)
Dividends	—	—
Share purchases	(57)	(37)
Adjusted net cash flow	(898)	(981)

Adjusted operating cash outflow was £587m (H1 2023: £482m). The main driver of the larger cash outflow year on year was an increase in non headline cash costs to £144m (H1 2023: £114m), mainly driven by costs related to the previously announced restructuring plan, including the creation of VML and Burson and the simplification of GroupM. The working capital outflow was £1,056m, in line with the prior period (H1 2023: £1,044m) and reflects the usual seasonality of client activity and timing of payments. Reported net cash outflow from operating activities (see Note 6) increased to £540m (H1 2023: £445m outflow).

Adjusted free cash outflow was £845m, higher than prior period (H1 2023: £755m) due to higher adjusted operating cash outflow and higher earnout payments, offset by lower dividends to minorities. Adjusted net cash outflow of £898m was lower than the prior period (H1 2023: £981m) due to lower net acquisition payments.

A summary of the Group’s unaudited cash flow statement and notes for the six months to 30 June 2024 is provided in Appendix 1.

13 Non-GAAP measures in this table are reconciled in Appendix 4.

Balance sheet

As at 30 June 2024, the Group had total equity of £3,958m (31 December 2023: £3,833m).

Non-current assets of £12,438m decreased by £241m (31 December 2023: £12,679m), primarily driven by the amortisation of intangible assets and right-of-use assets.

Current assets of £13,375m decreased by £569m (31 December 2023: £13,944m). The decrease principally relates to trade and other receivables which decreased by £478m to £7,982m.

Current liabilities of £14,988m decreased by £1,317m (31 December 2023: £16,305m). The decrease principally relates to trade and other payables which decreased by £1,411m, partially offset by a net increase in bank overdrafts and bonds of £255m.

The decrease in both trade and other receivables and trade and other payables is primarily due to the seasonality of client activity and timing of payments, with the relative movement from December consistent with prior years.

Non-current liabilities of £6,867m (31 December 2023: £6,485m) increased by £382m, primarily due to a £523m increase in bonds to £4,298m, relating to the issuance of two new bonds in March 2024 (€600m and €650m) offset by a €500m bond due in March 2025 classified within current liabilities as at 30 June 2024 (31 December 2023: non-current).

Recognised within total equity, other comprehensive loss of £62m (H1 2023: £210m) for the period includes a £37m loss (H1 2023: £285m) for foreign exchange differences on translation of foreign operations, and an £18m loss (H1 2023: gain of £78m) on the Group’s net investment hedges.

A summary of the Group’s unaudited balance sheet and selected notes as at 30 June 2024 is provided in Appendix 1.

Adjusted net debt

As at 30 June 2024, the Group had cash and cash equivalents of £1.9bn (31 December 2023: £1.9bn) and total liquidity, including undrawn credit facilities, of £3.9bn (31 December 2023: £3.8bn). Bonds and bank overdrafts totalled £5.5bn as at 30 June 2024 (31 December 2023: £4.7bn).

As at 30 June 2024 adjusted net debt was £3.4bn, against £2.5bn as at 31 December 2023, up £0.9bn on a reported basis and at 2024 exchange rates, reflecting seasonal cash outflows in the first half of the year. Average adjusted net debt in H1 2024 was £3.6bn, compared to £3.6bn in H1 2023, at 2024 exchange rates.

The average adjusted net debt to headline EBITDA ratio in the 12 months ended 30 June 2024 is 1.84x (12 months ended 30 June 2023: 1.68x), which excludes the impact of IFRS 16.

In February 2024, we refinanced our five-year Revolving Credit Facility of $2.5bn, with the new facility running for five years, with two one-year extension options maturing in February 2029 (excluding options) and with no financial covenants.

In March 2024 we refinanced $750m of 3.75% bonds due September 2024 and €500m of 1.375% bonds due March 2025 as planned, issuing €600m of 3.625% bonds due September 2029 and €650m of 4.0% bonds due September 2033.

Our bond portfolio as at 30 June 2024 had an average maturity of 5.9 years.

Outlook
Our guidance for 2024 is as follows:

Like-for-like revenue less pass-through costs growth of -1% to 0% (previously 0-1%) Headline operating margin improvement of 20-40bps (excluding the impact of FX)

Other 2024 financial indications:
•Mergers and acquisitions will add <0.5% to revenue less pass-through costs growth (previously 0.5-1.0%)
•FX impact: current rates (at 2 August 2024) imply a c.2.8% drag on FY 2024 revenues less pass-through costs, with a 0.1pt drag expected on FY 2024 headline operating margin
•Headline income from associates and non-controlling interests at similar levels to 2023
•Net finance costs of around £295m
•Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 28%
•Capex of around £260m
•Cash restructuring costs of around £285m
•Working capital expected to be broadly flat year-on-year

Medium-term targets
In January 2024 we presented an updated medium-term financial framework including the following three targets:

•3%+ LFL growth in revenue less pass-through costs
•16-17% headline operating profit margin
•Adjusted operating cash flow conversion of 85%+14

14. Adjusted operating cash flow divided by headline operating profit.

Business sector and regional analysis

Business sector15

Revenue analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	3,238	1.5	3.3	6,117	0.6	3.2
Public Relations	311	(0.1)	1.1	601	(2.8)	(0.9)
Specialist Agencies	266	1.9	3.0	509	(2.3)	(0.5)
Total Group	3,815	1.4	3.1	7,227	0.1	2.6

Revenue less pass-through costs analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	2,392	(2.6)	(0.6)	4,595	(3.5)	(0.7)
Public Relations	293	0.1	1.5	568	(2.7)	(0.9)
Specialist Agencies	227	(3.2)	(2.0)	436	(6.6)	(4.7)
Total Group	2,912	(2.3)	(0.5)	5,599	(3.6)	(1.0)

Headline operating profit analysis

£ million	H1 2024	% margin*	H1 2023	% margin*
Global Int. Agencies	551	12.0	550	11.6
Public Relations	80	14.1	88	15.1
Specialist Agencies	15	3.4	28	6.0
Total Group	646	11.5	666	11.5
* Headline operating profit as a percentage of revenue less pass-through costs

15 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.

Regional

Revenue analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
N. America	1,467	6.5	6.2	2,781	1.3	2.5
United Kingdom	544	(4.1)	(4.4)	1,058	(0.7)	(1.2)
W Cont. Europe	762	(2.4)	0.1	1,458	(1.3)	1.9
AP, LA, AME, CEE[16]	1,042	0.5	5.1	1,930	(0.3)	5.5
Total Group	3,815	1.4	3.1	7,227	0.1	2.6

Revenue less pass-through costs analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
N. America	1,152	1.5	2.0	2,207	(3.4)	(1.6)
United Kingdom	396	(5.4)	(5.3)	779	(2.1)	(2.6)
W Cont. Europe	608	(2.1)	0.3	1,164	(1.3)	1.7
AP, LA, AME, CEE	756	(6.3)	(2.2)	1,449	(6.6)	(1.4)
Total Group	2,912	(2.3)	(0.5)	5,599	(3.6)	(1.0)

Headline operating profit analysis

£ million	H1 2024	% margin*	H1 2023	% margin*
N. America	336	15.2	287	12.6
United Kingdom	78	10.0	98	12.3
W Cont. Europe	117	10.1	111	9.4
AP, LA, AME, CEE	115	7.9	170	11.0
Total Group	646	11.5	666	11.5
* Headline operating profit as a percentage of revenue less pass-through costs

16 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Appendix 1: Interim results for the six months ended 30 June 2024
Unaudited condensed consolidated interim income statement for the six months ended 30 June 2024

£ million	Notes	Six months ended 30 June 2024	Six months ended 30 June 2023
Revenue	3	7,227	7,221
Costs of services		(6,187)	(6,157)
Gross profit		1,040	1,064
General and administrative costs		(617)	(758)
Operating profit		423	306
Earnings from associates - after interest and tax		16	1
Profit before interest and taxation		439	307
Finance and investment income		74	103
Finance costs		(210)	(231)
Revaluation and retranslation of financial instruments		35	25
Profit before taxation	3	338	204
Taxation		(92)	(55)
Profit for the period		246	149

Attributable to:
Equity holders of the parent		205	112
Non-controlling interests		41	37
		246	149

Earnings per share
Basic earnings per ordinary share	5	19.1p	10.5p
Diluted earnings per ordinary share	5	18.8p	10.3p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

18

 Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2024

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Profit for the period	246	149
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(37)	(285)
(Loss)/gain on net investment hedges	(18)	78
Cash flow hedges:
Fair value loss arising on hedging instruments	(45)	(24)
Less: gain reclassified to profit or loss	29	24
Costs of hedging[1]	11	—
	(60)	(207)

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(2)	(3)
	(2)	(3)
Other comprehensive loss for the period	(62)	(210)
Total comprehensive income/(loss) for the period	184	(61)

Attributable to:
Equity holders of the parent	142	(76)
Non-controlling interests	42	15
	184	(61)

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

1 During 2024, WPP entered into hedging arrangements for which the foreign currency basis within the hedging instrument was excluded from the hedge designation, and identified as a cost of hedging, as permitted by IFRS.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2024

£ million	Notes	Six months ended 30 June 2024	Six months ended 30 June 2023
Net cash outflow from operating activities[1]	6	(540)	(445)
Investing activities
Acquisitions[1]		(33)	(198)
Disposals of investments and subsidiaries		29	11
Purchases of property, plant and equipment		(82)	(81)
Purchases of other intangible assets (including software)		(25)	(23)
Proceeds on disposal of property, plant and equipment		1	3
Net cash outflow from investing activities		(110)	(288)
Financing activities
Principal elements of lease payments		(140)	(135)
Share option proceeds		—	1
Cash consideration received from non-controlling interests		3	—
Cash consideration for purchase of non-controlling interests		(20)	(16)
Share repurchases and buybacks		(57)	(37)
Proceeds from borrowings and bonds		1,060	1,044
Repayment of borrowings and bonds		(13)	(470)
Financing and share issue net costs		(6)	(5)
Dividends paid to non-controlling interests in subsidiary undertakings		(34)	(61)
Net cash inflow from financing activities		793	321
Net increase/(decrease) in cash and cash equivalents		143	(412)
Translation of cash and cash equivalents		(59)	(59)
Cash and cash equivalents at beginning of period		1,860	1,986
Cash and cash equivalents at end of period	7	1,944	1,515

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

1 This includes initial cash consideration for acquisitions (less cash and cash equivalents acquired) as well as earnout payments made. Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.

20

Unaudited condensed consolidated interim balance sheet as at 30 June 2024

£ million	Notes	30 June 2024	31 December 2023
Non-current assets
Goodwill		8,345	8,389
Other intangibles		793	850
Property, plant and equipment		835	828
Right-of-use assets		1,312	1,382
Interests in associates		251	287
Other investments		312	333
Deferred tax assets		340	324
Corporate income tax recoverable		50	77
Trade and other receivables		200	209
		12,438	12,679
Current assets
Corporate income tax recoverable		146	115
Trade and other receivables		7,982	8,460
Accrued income		3,119	3,151
Cash and short-term deposits	7	2,128	2,218
		13,375	13,944

Current liabilities
Trade and other payables		(11,912)	(13,323)
Deferred income		(1,271)	(1,319)
Corporate income tax payable		(264)	(370)
Lease liabilities		(263)	(292)
Bank overdrafts and bonds	7	(1,201)	(946)
Provisions for liabilities and charges[1]		(77)	(55)
		(14,988)	(16,305)
Net current liabilities		(1,613)	(2,361)

Non-current liabilities
Bonds	7	(4,298)	(3,775)
Trade and other payables		(228)	(283)
Deferred tax liabilities		(184)	(179)
Employee benefit obligations		(134)	(136)
Provisions for liabilities and charges[1]		(243)	(250)
Lease liabilities		(1,780)	(1,862)
		(6,867)	(6,485)
Net assets		3,958	3,833

Equity
Called-up share capital		114	114
Share premium account		577	577
Other reserves		138	187
Own shares		(940)	(990)
Retained earnings		3,608	3,488
Equity shareholders’ funds		3,497	3,376
Non-controlling interests		461	457
Total equity		3,958	3,833

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

1 Current provisions for liabilities and charges were previously presented within Non-current provisions for liabilities and charges.

Unaudited condensed consolidated interim statement of changes in equity for the period ended 30 June 2024
£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2023	114	576	285	(1,054)	3,760	3,681	479	4,160
Profit for the period	—	—	—	—	112	112	37	149
Other comprehensive loss	—	—	(184)	—	(4)	(188)	(22)	(210)
Total comprehensive (loss)/income	—	—	(184)	—	108	(76)	15	(61)
Dividends paid	—	—	—	—	—	—	(61)	(61)
Ordinary shares issued	—	1	—	—	—	1	—	1
Treasury shares used for share option schemes	—	—	—	55	(55)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	76	76	—	76
Tax adjustment on share-based payments	—	—	—	—	2	2	—	2
Net movement in own shares held by ESOP Trusts	—	—	—	(14)	(23)	(37)	—	(37)
Recognition/derecognition of liabilities in respect of put options	—	—	4	—	(2)	2	—	2
Net movement in non-controlling interests[2]	—	—	—	—	(11)	(11)	(6)	(17)
Total transactions with owners	—	1	4	41	(13)	33	(67)	(34)

Balance at 30 June 2023	114	577	105	(1,013)	3,855	3,638	427	4,065

Balance at 1 January 2024	114	577	187	(990)	3,488	3,376	457	3,833
Profit for the period	—	—	—	—	205	205	41	246
Other comprehensive loss	—	—	(61)	—	(2)	(63)	1	(62)
Total comprehensive (loss)/income	—	—	(61)	—	203	142	42	184
Dividends paid	—	—	—	—	—	—	(34)	(34)
Ordinary shares issued	—	—	—	—	—	—	—	—
Treasury shares used for share option schemes	—	—	—	54	(54)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	56	56	—	56
Tax adjustment on share-based payments		—	—	—	—	—	—	—
Net movement in own shares held by ESOP Trusts	—	—	—	(4)	(53)	(57)	—	(57)
Recognition/derecognition of liabilities in respect of put options	—	—	12	—	2	14	—	14
Net movement in non-controlling interests[2]	—	—	—	—	(34)	(34)	(4)	(38)
Total transactions with owners	—	—	12	50	(83)	(21)	(38)	(59)

Balance at 30 June 2024	114	577	138	(940)	3,608	3,497	461	3,958

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £349 million at 30 June 2024 (31 December 2023: £347 million).
2 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.    Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2024 comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages 172 – 177 of the 2023 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period ended 30 June 2024, with the exception of taxation described below.

The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings, to the profit before tax for the six months ended 30 June 2024. This is then adjusted for certain discrete items which occurred in the interim period and incorporates the Group's assessment of the impact of the OECD Pillar Two rules, which was insignificant in calculating the Group’s tax charge.

The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies. The unaudited condensed consolidated interim financial statements for the six months to 30 June 2024 and six months to 30 June 2023 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2023, reported on by the Group’s previous auditor, have been delivered to the Jersey Registrar and received an unqualified auditors’ report.

On 8 May 2024, the Group appointed PricewaterhouseCoopers LLP as the company’s new auditor.

Having considered the principal risks (as outlined on pages 98 - 105 of the 2023 Annual Report and Accounts), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts, incorporating a severe but plausible downside modelling the impact of a 29% decrease in revenue, offset by cost mitigations.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2023.

2.    Costs of services and general and administrative costs

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Staff costs	3,985	4,141
Establishment costs	242	272
Media pass-through costs	1,208	1,023
Other costs of services and general and administrative costs[1]	1,369	1,479
	6,804	6,915

Other cost of services and general and administrative costs include the following significant items:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Goodwill impairment	—	53
Amortisation and impairment of acquired intangible assets	57	36
Restructuring and transformation costs	131	87
Property-related restructuring costs	22	180

1 Other costs of services and general and administrative costs include £420 million (period ended 30 June 2023: £387 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements

2.    Costs of services and general and administrative costs (continued)

In the prior period, the goodwill impairment charge of £53 million related to businesses in the Group that were closed or where the impact of macroeconomic conditions and trading circumstances indicated impairment to the carrying value.

Amortisation and impairment of acquired intangible assets of £57 million (2023: £36 million) includes an accelerated amortisation charge of £20 million (2023: £2 million impairment charge) for certain brands that no longer have an indefinite useful life due to the creation of Burson.

Restructuring and transformation costs of £131 million (2023: £87 million) include £47 million (2023: £54 million) in relation to the Group’s IT transformation programme. These IT costs include £27 million (2023: £24 million) of costs in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £19 million (2023: £15 million) related to an IT transition programme to move to a multi-vendor environment.

Restructuring and transformation costs also include £76 million (2023: £26 million) of costs related to the continuing restructuring plan, including the creation of VML and Burson, and simplification of GroupM. The prior period costs include restructuring actions at under-performing businesses, aimed to reduce ongoing costs and simplify operational structures. Also included within restructuring and transformation costs is £8 million (2023: £7 million) of on-going property costs, related to impairments the Group recognised in prior years in response to the COVID-19 pandemic.

Property-related restructuring costs of £22 million (2023: £180 million) include £16 million (2023: £nil) of on-going property costs related to property impairments recognised in the prior year as part of the Group’s property requirements review in 2023; and £6 million of additional impairment charges related to the reassessment of sublet assumptions on previously impaired properties. The impairment charges included within property-related costs include £3 million (2023: £102 million) in relation to right-of-use assets and £1 million (2023: £38 million) of related property, plant and equipment.

  Notes to the unaudited condensed consolidated interim financial statements

3.    Segmental analysis
Reported contributions by reportable segments were as follows:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Revenue[1,2]
Global Integrated Agencies	6,117	6,082
Public Relations	601	618
Specialist Agencies	509	521
	7,227	7,221
Revenue less pass-through costs[1,3]
Global Integrated Agencies	4,595	4,760
Public Relations	568	584
Specialist Agencies	436	467
	5,599	5,811
Headline operating profit[1,4]
Global Integrated Agencies	551	550
Public Relations	80	88
Specialist Agencies	15	28
	646	666
Adjusting items within IFRS operating profit[5]	(223)	(360)
Financing items[6]	(101)	(103)
Earnings from associates - after interest and tax	16	1
Reported profit before tax	338	204

1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.
2 Intersegment sales have not been separately disclosed as they are not material.
3 Revenue less pass-through costs is defined and reconciled by segment and by geographical area in Appendix 4.
4 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
5 Adjusting items are defined and reconciled in Appendix 4.
6 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

  Notes to the unaudited condensed consolidated interim financial statements

3.    Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Revenue[1]
North America[3]	2,781	2,744
United Kingdom	1,058	1,065
Western Continental Europe	1,458	1,477
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,930	1,935
	7,227	7,221
Revenue less pass-through costs
North America[3]	2,207	2,284
United Kingdom	779	796
Western Continental Europe	1,164	1,179
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,449	1,552
	5,599	5,811
Headline operating profit[2]
North America[3]	336	287
United Kingdom	78	98
Western Continental Europe	117	111
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	115	170
	646	666

1 Intersegment sales have not been separately disclosed as they are not material.
2 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
3 North America includes the US, which has revenue of £2,609 million (2023: £2,579 million), revenue less pass-through costs of £2,071 million (2023: £2,144 million) and headline operating profit of £316 million (2023: £268 million).

Notes to the unaudited condensed consolidated interim financial statements

4.    Ordinary dividends

The Board has recommended an interim dividend of 15.0p (2023: 15.0p) per ordinary share. This is expected to be paid on 1 November 2024 to shareholders on the register at 11 October 2024. The Board recommended a final dividend of 24.4p per ordinary share in respect of 2023. This was paid on 5 July 2024.

5.    Earnings per share (EPS)

Basic EPS

The calculation of basic EPS is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
Earnings[1] (£ million)	205	112
Weighted average shares used in basic EPS calculation (million)	1,075	1,071
EPS	19.1p	10.5p

Diluted EPS

The calculation of diluted EPS is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
Earnings[1] (£ million)	205	112
Weighted average shares used in diluted EPS calculation (million)	1,092	1,091
Diluted EPS	18.8p	10.3p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2024	Six months ended 30 June 2023
Weighted average shares used in basic EPS calculation	1,075	1,071
Dilutive share options outstanding	—	1
Other potentially issuable shares	17	19
Weighted average shares used in diluted EPS calculation	1,092	1,091

At 30 June 2024 there were 1,141,513,946 (2023: 1,141,513,196) ordinary shares in issue, including 62,959,463 treasury shares (2023: 66,675,497).

1 Earnings is equivalent to profit for the period attributable to equity holders of the parent.

 Notes to the unaudited condensed consolidated interim financial statements

6.    Analysis of cash flows

The following tables analyse the net cash outflow from operating activities presented within the cash flow statement on page 19:

Net cash outflow from operating activities:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Profit for the period	246	149
Taxation	92	55
Revaluation and retranslation of financial instruments	(35)	(25)
Finance costs	210	231
Finance and investment income	(74)	(103)
Earnings from associates - after interest and tax	(16)	(1)
Operating profit	423	306
Adjustments for:
Non-cash share-based incentive plans (including share options)	56	76
Depreciation of property, plant and equipment	81	84
Depreciation of right-of-use assets	110	129
Impairment charges included within adjusting items[1]	4	140
Goodwill impairment	—	53
Amortisation and impairment of acquired intangible assets	57	36
Amortisation of other intangible assets	14	9
Impairment of investments in associates	23	11
(Gains)/losses on disposal of investments and subsidiaries	(8)	3
Gains on sale of property, plant and equipment	(2)	(1)
Operating cash flow before movements in working capital and provisions	758	846
Decrease in trade receivables and accrued income	430	1,090
Decrease in trade payables and deferred income	(1,055)	(1,612)
Increase in other receivables	(109)	(65)
Decrease in other payables	(337)	(509)
Increase in provisions	15	52
Cash used by operations	(298)	(198)
Corporation and overseas tax paid	(168)	(171)
Interest paid on lease liabilities	(47)	(49)
Other interest and similar charges paid	(118)	(156)
Interest received	69	108
Investment income	5	3
Dividends from associates	18	19
Earnout payments recognised in operating activities[2]	(1)	(1)
Net cash outflow from operating activities	(540)	(445)

1 Impairment charges included within adjusting items includes impairments for right-of-use assets, property, plant and equipment, and other intangible assets.
2 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.

  Notes to the unaudited condensed consolidated interim financial statements

7.    Cash and cash equivalents and adjusted net debt

£ million	30 June 2024	31 December 2023
Cash at bank and in hand	1,698	2,037
Short-term bank deposits	430	181
Overdrafts[1]	(184)	(358)
Cash and cash equivalents	1,944	1,860
Bonds due within one year	(1,017)	(588)
Bonds due after one year	(4,298)	(3,775)
Bond borrowings	(5,315)	(4,363)
Cash and cash equivalents less bond borrowings	(3,371)	(2,503)

The Group estimates that the fair value of corporate bonds is £5,041 million at 30 June 2024 (31 December 2023: £4,120 million).

The following table is an analysis of future payments in relation to the Group’s borrowings, on an accruals and undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2024	31 December 2023
Within one year	(1,165)	(711)
Between one and two years	(138)	(535)
Between two and three years	(1,397)	(746)
Between three and four years	(742)	(726)
Between four and five years	(83)	(704)
Over five years	(2,956)	(1,859)
Bond borrowings (including interest)	(6,481)	(5,281)
Short-term overdrafts – within one year	(184)	(358)
Future anticipated cash flows	(6,665)	(5,639)
Effect of discounting and interest	1,166	918
Borrowings	(5,499)	(4,721)
Cash and short-term deposits	2,128	2,218
Cash and cash equivalents less bond borrowings	(3,371)	(2,503)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements

8.    Related party transactions

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Compas and Kantar, including sales, purchases, the provision of IT services, subleases and property-related items.

In the period ended 30 June 2024, revenue of £202 million (2023: £112 million) was reported in relation to Compas, an associate in the USA, and revenue of £5 million (2023: £7 million) was reported in relation to Kantar.

The following amounts were outstanding at 30 June 2024:

£ million	30 June 2024	31 December 2023
Amounts owed by related parties	83	74

Amounts owed to related parties	(63)	(75)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for the period ended 30 June 2024.

9.    Financial instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
30 June 2024
Derivatives in designated hedge relationships
Derivative assets	—	4	—	4
Derivative liabilities	—	(57)	—	(57)
Held at fair value through profit or loss
Other investments	—	—	238	238
Derivative assets	—	2	—	2
Derivative liabilities	—	(4)	—	(4)
Payments due to vendors (earnout agreements)	—	—	(151)	(151)
Held at fair value through other comprehensive income
Other investments	7	—	67	74

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no transfers between levels during the period.

Notes to the unaudited condensed consolidated interim financial statements

9. Financial instruments - fair value (continued)

Reconciliation of level 3 fair value measurements:

£ million	Payments due to vendors (earnout agreements)	Other investments
1 January 2024	(199)	325
Gains/(losses) recognised in the income statement	24	(20)
Losses recognised in other comprehensive income	—	(1)
Exchange adjustments	—	—
Additions	(1)	1
Settlements	25	—
30 June 2024	(151)	305

10. Contingent liabilities

The Group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. The Group has received a number of demands and assessments from different states in India that have been or will be appealed to the courts, none of which are individually material. However, as permitted by IAS 37, the provision of any further information within this disclosure is expected to seriously prejudice the Group’s position in the dispute, given that appeals are ongoing. The Group continues to believe that we will be successful in our appeals, however any appeal process is intrinsically uncertain. There is no significant change to the contingent liability since the publication of the Annual Report and Accounts on 21 March 2024.

11. Events after the reporting period

On 7 August 2024, the Group announced it has entered into an agreement to sell its entire majority stake in FGS Global (FGS) to Kite Bidco Inc., an entity controlled by investment funds managed or advised by Kohlberg Kravis Roberts & Co. L.P. (KKR), at an enterprise value of $1.7 billion. FGS, a leading strategic communications and advisory firm, is a constituent of the Group’s Public Relations operating segment. The transaction is expected to close before the end of 2024, subject to regulatory approvals and other customary closing conditions.

Directors’ responsibility statement

The Directors confirm that to the best of their knowledge:

a.the condensed set of financial statements, which has been prepared in accordance with the applicable set of accounting standards, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R;
b.the interim management report includes a fair review of the information required by DTR 4.2.7R; and
c.the interim management report includes a fair review of the information required by DTR 4.2.8R.

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Wilson
Chief Financial Officer
7 August 2024

Independent review report to WPP plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed WPP plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2024 Interim Results of WPP plc for the six months ended 30 June 2024 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:
•the condensed consolidated interim balance sheet at 30 June 2024;
•the condensed consolidated interim income statement for the period then ended;
•the condensed consolidated interim statement of comprehensive income for the period then ended;
•the condensed consolidated interim cash flow statement for the period then ended;
•the condensed consolidated interim statement of changes in equity for the period then ended; and
•the explanatory notes to the interim financial statements.

The interim financial statements included in the 2024 Interim Results of WPP plc have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2024 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

33
Independent review report to WPP plc

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2024 Interim Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2024 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2024 Interim Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2024 Interim Results based on our review. Our conclusion, including our conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 August 2024

Appendix 2: Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these were set out on pages 98 - 105 of the 2023 Annual Report and Accounts. No changes to the Group’s principal risks and uncertainties have occurred in the period ended 30 June 2024.

Appendix 3: Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2023, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Appendix 4: Alternative performance measures for the period ended 30 June 2024

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. These are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies, and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Revenue	7,227	7,221
Media pass-through costs	(1,208)	(1,023)
Other pass-through costs	(420)	(387)
Revenue less pass-through costs	5,599	5,811

Reconciliation of revenue to revenue less pass-through costs by reportable segment:

Six months ended 30 June 2024

£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	6,117	601	509
Media pass-through costs	(1,208)	—	—
Other pass-through costs	(314)	(33)	(73)
Revenue less-pass through costs	4,595	568	436

Six months ended 30 June 2023

£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	6,082	618	521
Media pass-through costs	(1,023)	—	—
Other pass-through costs	(299)	(34)	(54)
Revenue less-pass through costs	4,760	584	467

Appendix 4: Alternative performance measures for the period ended 30 June 2024

Reconciliation of revenue to revenue less pass-through costs by geographical area:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
North America
Revenue	2,781	2,744
Media pass-through costs	(395)	(292)
Other pass-through costs	(179)	(168)
Revenue less pass-through costs	2,207	2,284

United Kingdom
Revenue	1,058	1,065
Media pass-through costs	(182)	(180)
Other pass-through costs	(97)	(89)
Revenue less pass-through costs	779	796

Western Continental Europe
Revenue	1,458	1,477
Media pass-through costs	(231)	(239)
Other pass-through costs	(63)	(59)
Revenue less pass-through costs	1,164	1,179

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Revenue	1,930	1,935
Media pass-through costs	(400)	(312)
Other pass-through costs	(81)	(71)
Revenue less pass-through costs	1,449	1,552

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Appendix 4: Alternative performance measures for the period ended 30 June 2024

Reconciliation of profit before taxation to headline operating profit:

£ million	Margin	Six months ended 30 June 2024	Margin	Six months ended 30 June 2023
Profit before taxation		338		204
Finance and investment income		(74)		(103)
Finance costs		210		231
Revaluation and retranslation of financial instruments		(35)		(25)
Profit before interest and taxation		439		307
Earnings from associates - after interest and tax		(16)		(1)
Operating profit[1]	5.9%	423	4.2%	306
Goodwill impairment		—		53
Amortisation and impairment of acquired intangible assets		57		36
Impairment of investments in associates		23		11
Restructuring and transformation costs		131		87
Property-related restructuring costs		22		180
(Gains)/losses on disposal of investments and subsidiaries		(8)		3
Gains on disposal of property		(2)		—
Litigation settlement		—		(10)
Headline operating profit[1]	11.5%	646	11.5%	666
Finance and investment income		74		103
Finance costs (excluding interest expense related to lease liabilities)		(163)		(180)
Non-lease net interest expense		(89)		(77)
Non-lease interest cover[2] on headline operating profit		7.3 times		8.6 times

Headline operating profit margin before and after earnings from associates:

£ million	Margin	Six months ended 30 June 2024	Margin	Six months ended 30 June 2023
Revenue less pass-through costs		5,599		5,811
Headline operating profit	11.5%	646	11.5%	666
Earnings from associates (after interest and tax, excluding adjusting items)		15		8
Headline PBIT	11.8%	661	11.6%	674

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Headline PBIT	661	674
Depreciation of property, plant and equipment	81	84
Amortisation of other intangible assets	14	9
Headline EBITDA (including depreciation of right-of-use assets)	756	767
Depreciation of right-of-use assets	110	129
Headline EBITDA	866	896

Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric (average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x by year end 2024).

1 Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
2 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Appendix 4: Alternative performance measures for the period ended 30 June 2024

Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdrafts and bonds due within one year, and bonds due after one year.

Presentation of adjusted net debt:

£ million	30 June 2024	31 December 2023	30 June 2023
Cash and short-term deposits	2,128	2,218	1,963
Bank overdrafts and bonds due within one year	(1,201)	(946)	(1,093)
Bonds due after one year	(4,298)	(3,775)	(4,338)
Adjusted net debt	(3,371)	(2,503)	(3,468)
Average adjusted net debt	(3,614)	(3,620)	(3,616)

Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Average adjusted net debt for 30 June 2024 and 30 June 2023 represents the average for the six month periods ended 30 June 2024 and 30 June 2023 respectively. Average adjusted net debt for 31 December 2023 represents the average for the twelve month period ended 31 December 2023.

Average adjusted net debt to headline EBITDA ratio:

£ million	30 June 2024	31 December 2023	30 June 2023
Average adjusted net debt (12 month rolling)	(3,619)	(3,620)	(3,379)
Headline EBITDA (12 month rolling)	1,966	1,976	2,026
Average adjusted net debt to headline EBITDA ratio	1.84	1.83	1.68

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 30 June 2024, 31 December 2023 and 30 June 2023 respectively.

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Profit before taxation	338	204
Goodwill impairment	—	53
Amortisation and impairment of acquired intangible assets	57	36
Impairment of investments in associates	23	11
Restructuring and transformation costs	131	87
Property-related restructuring costs	22	180
(Gains)/losses on disposal of investments and subsidiaries	(8)	3
Gains on disposal of property	(2)	—
Litigation settlement	—	(10)
Share of adjusting and other items for associates	(1)	7
Revaluation and retranslation of financial instruments	(35)	(25)
Headline PBT	525	546
Headline tax charge	(146)	(148)
Non-controlling interests	(41)	(37)
Headline earnings	338	361

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Appendix 4: Alternative performance measures for the period ended 30 June 2024

Calculation of headline taxation:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Headline PBT	525	546
Tax charge	92	55
Tax credit relating to restructuring and transformation costs and property-related costs	36	89
Tax charge relating to litigation settlement	—	(3)
Deferred tax impact of the amortisation of acquisition related intangible assets and liabilities	8	11
Deferred tax relating to investments in associates	10	(4)
Headline tax charge	146	148
Headline tax rate	28.0%	27.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 28.0% (2023: 27.0%).

Headline earnings per share:

The calculation of basic headline EPS is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
Headline earnings (£ million)	338	361
Weighted average shares used in basic EPS calculation (million) (note 5)	1,075	1,071
Headline EPS	31.4p	33.7p

The calculation of diluted headline EPS is as follows:

	Six months ended 30 June 2024	Six months ended 30 June 2023
Diluted headline earnings (£ million)	338	361
Weighted average shares used in diluted EPS calculation (million) (note 5)	1,092	1,091
Diluted headline EPS	30.9p	33.1p

Earnings/(loss) from associates - after interest and tax

Management reviews the 'earnings/(loss) from associates – after interest and tax' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.

The following table is an analysis of 'earnings/(loss) from associates – after interest and tax' and underlying component movements:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023[1]
Share of profit before interest and taxation	18	13
Share of adjusting and other items for associates	1	(7)
Share of interest and non-controlling interests	2	1
Share of taxation	(5)	(6)
Earnings from associates - after interest and tax	16	1

1 The share of profit before interest and taxation, share of interest and non-controlling interests and share of taxation amounts for the six months ended 30 June 2023 were restated from £66 million, £(55) million and £(3) million to £13 million, £1 million and £(6) million respectively. There was nil impact on earnings from associates - after interest and tax.

Reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow:

£ million	Six months ended 30 June 2024	Six months ended 30 June 2023
Cash used by operations	(298)	(198)
Purchase of property, plant and equipment	(82)	(81)
Purchase of other intangible assets (including software)	(25)	(23)
Repayment of lease liabilities	(140)	(135)
Interest paid on lease liabilities	(47)	(49)
Investment income	5	3
Share option proceeds	—	1
Adjusted operating cash flow	(587)	(482)
Corporation and overseas tax paid	(168)	(171)
Other interest and similar charges paid	(118)	(156)
Interest received	69	108
Dividends from associates	18	19
Earnout payments	(25)	(12)
Dividends paid to non-controlling interests in subsidiary undertakings	(34)	(61)
Adjusted free cash flow	(845)	(755)
Disposal proceeds	33	14
Net initial acquisition payments	(29)	(203)
Share purchases	(57)	(37)
Adjusted net cash flow	(898)	(981)

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as tax and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Constant currency and ‘like-for-like’
These condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one period to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and like-for-like methods are given in the glossary on page 45 and 44.

Reconciliation of reported revenue to like-for-like revenue:

£ million
Revenue
Six months ended 30 June 2023 reported	7,221
Impact of exchange rate changes	(218)	(3.0%)
Impact of acquisitions and disposals	37	0.5%
Like-for-like growth	187	2.6%
Six months ended 30 June 2024 reported	7,227	0.1%

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

£ million
Revenue less pass-through costs
Six months ended 30 June 2023 reported	5,811
Impact of exchange rate changes	(170)	(2.9)%
Impact of acquisitions and disposals	17	0.3%
Like-for-like growth	(59)	(1.0)%
Six months ended 30 June 2024 reported	5,599	(3.6)%

Reconciliation of headline operating profit to like-for-like headline operating profit:

£ million	Margin
Headline operating profit
Six months ended 30 June 2023 reported	11.5%	666
Impact of exchange rate changes		(24)	(3.6)%
Impact of acquisitions and disposals		1	0.1%
Like-for-like growth		3	0.5%
Six months ended 30 June 2024 reported	11.5%	646	(3.0)%

Glossary

Adjusted operating cash flow
Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities (including interest), and purchases of property, plant and equipment and purchases of other intangible assets.

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

Adjusted net cash flow
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments and share purchases.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, litigation settlement, restructuring and transformation costs, property-related restructuring costs, goodwill impairment, amortisation and impairment of acquired intangible assets, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds due within one year and bonds due after one year. Adjusted net debt excludes lease liabilities.

Billings and estimated net new business billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2024 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Establishment costs
Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline costs
Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, and share of adjusting and other items for associates.

Headline net finance costs
Net finance costs excluding revaluation and retranslation of financial instruments.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, and litigation settlement.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBIT
Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement and share of adjusting and other items for associates.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.

Headline tax charge
Taxation excluding tax/deferred tax relating to restructuring and transformation costs and property-related costs, litigation settlement, the deferred tax impact of the amortisation of acquisition related intangible assets and liabilities, and deferred tax relating to investments in associates.

Glossary

Like-for-like
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.

Net finance costs
All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 07 August 2024	By: ______________________
Balbir Kelly-Bisla
Company Secretary